cm

12014228

"Public"
SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

SECUR[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 401
(No. and Street)

Charlotte (City) North Carolina (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Keith Brunnemer, III 704-926-2451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000, (Address) Charlotte (City) North Carolina (State) 28204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, H. Keith Brunnemer, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

FIRST TRYON SECURITIES, LLC

Statements of Financial Condition
December 31, 2011 and 2010

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

"Public"

FIRST TRYON SECURITIES, LLC

Statements of Financial Condition
December 31, 2011 and 2010

FIRST TRYON SECURITIES, LLC

Contents

CHERRY
BEKAERT &
HOLLAND

Report of Independent Auditors

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 24, 2011

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 257,908	$ 152,181
Cash deposited with clearing broker	150,000	50,000
Marketable securities owned, at market value	30,214,967	35,008,321
Interest receivable	238,750	267,800
Property and equipment, net	224,640	285,860
Other assets	262,380	171,048
Total assets	$ 31,348,645	$ 35,935,210

Liabilities and Members' Capital

	December 31, 2011	December 31, 2010
Securities sold not yet purchased, at market value	$ 3,162,178	$ 5,303,445
Payable - clearing broker	15,488,866	16,755,274
Accrued compensation	909,561	942,108
Other accrued expenses and liabilities	293,021	185,169
Total liabilities	19,853,626	23,185,996
Preserved capital	8,100,000	8,000,000
Distributable earnings	3,395,019	4,749,214
Members' capital	11,495,019	12,749,214
Total liabilities and members' capital	$ 31,348,645	$ 35,935,210

The accompanying notes are an integral part of these financial statements

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 1—Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purpose of operations is to engage as a broker-dealer on a fully-disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved to initiate trading operations as of October 21, 1996.

The Company is a North Carolina limited liability company, organized on September 1, 1996. The Company shall continue in existence until it is terminated in accordance with the provisions of the operating agreement. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2—Summary of significant accounting policies

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200% declining balance method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Financial advisory income

Financial advisory income primarily represents income earned from advisory services and is recorded based on contract price in the period earned.

Note 2—Summary of significant accounting policies (continued)

Fair Value Measurement

The carrying amounts of total current assets and total liabilities, other than investment securities which are discussed in more detail below, approximates fair value because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Note 3—Clearing broker and related receivable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

Note 3—Clearing broker and related receivable (continued)

The Company has margin accounts with various brokers and has a net payable of $15,488,866 and $16,755,274 in these accounts as of December 31, 2011 and 2010, respectively. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2011 and 2010 was $376,934 and $299,621, respectively. The amount of margin available to the Company is based on the requirements of Pershing. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2011 and 2010 was approximately $9,017,453 and $5,804,013, respectively.

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company records marketable securities owned and securities sold, not yet purchased at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company considers that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2011 or 2010.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2011 and 2010 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**
State and municipal obligations	$ 14,951,942	$ -	$ 14,951,942
Corporate bonds, debentures and notes	14,353,438	2,547,252	11,806,186
Foreign bonds	909,587	909,587	-
	$ 30,214,967	$ 3,456,839	$ 26,758,128
Description	**12/31/2010**		
State and municipal obligations	$ 16,116,569	$ -	$ 16,116,569
Corporate bonds, debentures and notes	18,327,307	4,071,660	14,255,647
Foreign bonds	564,445	564,445	-
	$ 35,008,321	$ 4,636,105	$ 30,372,216

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Securities sold, not yet purchased, at market value:

Description	12/31/2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Corporate bonds, debentures and notes	$ 1,716,823	$ 872,286	$ 844,537
Obligations of U.S. government agencies	1,438,910	-	1,438,910
Foreign bonds	6,445	6,445	-
	$ 3,162,178	$ 878,731	$ 2,283,447

Description	12/31/2010		
Corporate bonds, debentures and notes	$ 4,123,723	$ 1,386,002	$ 2,737,721
Obligations of U.S. government agencies	947,203	-	947,203
Foreign bonds	232,519	232,519	-
	$ 5,303,445	$ 1,618,521	$ 3,684,924

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5—Property and equipment

Property and equipment as of December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Furniture and equipment	$ 366,702	$ 347,666
Software	31,388	31,388
Leasehold improvements	256,231	256,231
	654,321	635,285
Less: accumulated depreciation	429,681	349,425
	$ 224,640	$ 285,860

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 6—Line of Credit

The Company had an operating line of credit with a bank with an approved maximum borrowing limit of $1,000,000. Interest was due monthly at a fixed rate of 6.5%. As of December 31, 2010, there were no outstanding amounts due under the line of credit. The line of credit expired on April 13, 2011 and was not renewed.

Note 7—Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2011 and 2010, were as follows:

	2011	2010
Net capital	$8,560,568	$9,672,485
Net capital ratio (ratio of indebtedness to capital)	1.97 to 1	1.85 to 1

Note 8—Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 9—401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants may contribute annually up to $16,500 plus an additional $5,000 in catch-up contributions if age 50 or older. The Company guarantees a 3% safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $62,920 and $48,777 related to the 401(k) profit sharing plan for the years ended December 31, 2011 and 2010, respectively.

Note 10—Supplemental cash flow information

Amounts paid for interest totaled $382,208 and $301,777 during 2011 and 2010, respectively.

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 11—Operating lease

The Company leases office space from its majority member under a ten-year operating lease. Rent expense under this lease, as amended effective September 1, 2011, for the years ended December 31, 2011 and 2010 was $179,363 and $138,724, respectively. Future minimum lease payments at December 31, 2011 are as follows:

2012	$ 179,363
2013	179,363
2014	179,363
2015	179,363
2016	149,469

Note 12—Related-party transactions

In addition to the leasing arrangement discussed in Note 11, the Company also performed standard accounting and building maintenance services for the majority member. The Company was paid $23,000 and $24,000 for the services rendered in 2011 and 2010, respectively.

Note 13—Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts and temporarily provides unlimited coverage through December 31, 2012 for certain qualifying and participating non-interest bearing transaction accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2011, the Company had $83,438 which exceed these insured amounts,

Note 14—Subsequent events

The Company has evaluated subsequent events through February 24, 2012 in connection with the preparation of these financial statements which is the date these financial statements were issued.